Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS ANNOUNCES FINAL RESULTS OF

SUBSTANTIAL ISSUER BID

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, September 2, 2020 – Brookfield Property Partners L.P. (“BPY”) (NASDAQ: BPY; TSX: BPY.UN) announced today the final results of its substantial issuer bid (the “Offer”) to purchase up to 74,166,670 BPY units from public unitholders for a fixed cash price of $12.00 per unit, which expired at 5:00pm (Eastern Time) on August 28, 2020.

Based on a final count by the paying agent and depositary for the Offer, BPY has purchased all of the 35.5 million units validly tendered, representing approximately 3.7% of the units issued and outstanding as at August 28, 2020. The units were acquired for an aggregate cost of approximately $426 million.

The purchase of units under the Offer was funded by drawing on the previously announced equity commitment (“the equity commitment”) provided by Brookfield Asset Management Inc. (“BAM”) for up to $1 billion. The equity commitment was funded by BAM as to 50% from cash on hand and the remainder from managed accounts on behalf of certain of BAM’s institutional clients in exchange for the issuance of units and Redeemable/Exchangeable Partnership Units (“REUs”) of BPY’s subsidiary, Brookfield Property L.P., at a price per unit equal to the Offer price.

The equity commitment was originally for up to $1 billion and, after taking into account the take-up of units in the Offer as well as approximately $88 million of share purchases recently completed through a separate offer made by BPY’s subsidiary, Brookfield Property REIT Inc., the amount remaining under the equity commitment is approximately $486 million. The equity commitment is available to be called upon by BPY for buybacks, including BPY’s normal course issuer bid (the “NCIB”), until December 31, 2020, in exchange for the issuance of units and/or REUs, at a price per unit equal to the price to be paid by BPY in the applicable buyback. BPY intends to renew its NCIB shortly, providing it with the ability to purchase up to approximately 31.6 million units, and intends to utilize the remaining amount under the equity commitment to repurchase units under the NCIB. Should BPY be unable to repurchase all 31.6 million units prior to December 31, 2020, subject to market conditions, BPY will consider making other unit repurchases, including pursuant to another substantial issuer bid, prior to the expiry of the equity commitment with that capital, and other available cash from asset sales or otherwise. The renewal of the NCIB and the issuance of units and REUs under the equity commitment are subject to the approval of the Toronto Stock Exchange and, for the issuance, Nasdaq.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any units.

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About Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier real estate companies, with approximately $86 billion in total assets. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with approximately $550 billion in assets under management. More information is available at www.brookfield.com.

Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Investor Contact:	Media Contact:
Matt Cherry	Kerrie McHugh
Senior Vice President, Investor Relations	Senior Vice President, Communications & Branding
Tel: 212-417-7488	Tel: 212-618-3469
Email: matthew.cherry@brookfield.com	Email: kerrie.mchugh@brookfield.com

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of the recent global economic shutdown caused by a novel strain of coronavirus, COVID-19; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States . In addition, our future results may be impacted by risks associated with the global economic shutdown caused by a novel strain of coronavirus, COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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